Exhibit 99.3

argenx reports first quarter 2018 financial results and

provides business update

May 9, 2018

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced financial results and provided a business update for the first quarter ended March 31, 2018.

“We made excellent progress this quarter in executing on our pipeline strategy and are well-prepared for another milestone-rich year ahead in 2018. To start with our lead program efgartigimod (ARGX-113), we presented the full data set from the Phase 2 clinical trial in myasthenia gravis at the American Academy of Neurology (AAN) Annual Meeting showing a reduction in disease scores that correlated with our understanding of the drug candidate’s mechanism. We also made headway in Europe, having received an orphan drug designation in this first indication. We remain on track to report data from two additional indications for efgartigimod, including immune thrombocytopenia and pemphigus vulgaris, in the second half of the year,” commented Tim Van Hauwermeiren, CEO of argenx. “The rest of our pipeline is also progressing, including ARGX-110, where we transitioned into the Phase 2 portion of the clinical trial in newly diagnosed AML patients unfit for chemotherapy and expect to report new response data by the end of the year. We continue to look for exciting targets across our research institution partners, and showcased this in the first quarter with the addition of ARGX-117 to our pipeline, offering a new target pathway for argenx and potentially a way to add synergistic value to our efgartigimod pipeline-in-a-product approach.”

FIRST QUARTER 2018 AND RECENT HIGHLIGHTS

•                  Presented complete data from Phase 2 clinical trial of efgartigimod (ARGX-113) in generalized myasthenia gravis (MG) at the AAN Annual Meeting.

•                  Announced orphan drug designation for efgartigimod for treatment of MG in Europe.

•                  Initiated Phase 2 part of Phase 1/2 proof-of-concept trial of ARGX-110 (10mg/kg) in combination with azacytidine in newly diagnosed acute myeloid leukemia (AML) and high-risk myelodysplastic syndromes (MDS) patients who are unfit for chemotherapy.

•                  Expanded pipeline with the addition of complement-targeted ARGX-117 for the treatment of severe autoimmune diseases. ARGX-117 has potential synergistic effects with our lead autoimmune compound, efgartigimod.

•                  Received third preclinical milestone payment from collaboration with LEO Pharma following approval of a clinical trial application (CTA) filing for ARGX-112.

•                  Announced €2.5 million grant from Flanders Innovation and Entrepreneurship (VLAIO), which will be used to examine the role and therapeutic potential of proteins involved in regulating the localized release of transforming growth factor-beta (TGF-β).

•                  Appointed R. Keith Woods as Chief Operating Officer.

FINANCIAL HIGHLIGHTS (as of March 31, 2018) (compared to financial highlights as of March 31, 2017)

•                  Operating income of €6.9 million (March 31, 2017: €7.2 million).

•                  Total comprehensive loss of €17.7 million (March 31, 2017: €8.4 million).

•                  Cash position of €346.6 million (cash, cash-equivalents and current financial assets) (March 31, 2017: €85.0 million), allowing us to pursue development of our product candidate portfolio in line with our communicated business plan.

DETAILS OF OPERATIONAL RESULTS

Products in Clinical Development:

Efgartigimod (ARGX-113)

•                  Presented full efficacy data from Phase 2 clinical trial of efgartigimod in generalized MG at the AAN Annual Meeting (April 24, 2018; Los Angeles). The eight-week follow-up phase shows that the administration of efgartigimod resulted in clinical improvement over placebo through the entire duration of the trial (11 weeks). Clinical benefit in the efgartigimod treatment group maximized as of one week after administration of the last dose, achieving statistical significance over the placebo group (p = 0.0356) on the Myasthenia Gravis Activity-of-Daily-Living (MG-ADL) score.

•                  All patients in the treatment arm showed a reduction of total IgG levels. Clinically meaningful disease improvement was found to correlate with a reduction in pathogenic IgG levels.

•                  Total IgG reduction in patients was consistent with the Phase 1 healthy volunteer trial.

•                  Reduction of IgG levels was consistent across IgG subtypes, including AChR autoantibodies (IgG1 and IgG3).

•                  Updated results show mean maximum IgG reduction of up to 70.7% among treated patients.

•                  Completed enrollment in the Phase 2 clinical trial of efgartigimod in immune thrombocytopenia (ITP). Topline data are expected in the second half of 2018.

•                  Received orphan drug designation for the use of efgartigimod for the treatment of MG, from the European Commission (EC), based on the positive opinion of the European Medicines Agency (EMA) adding to the orphan drug designation already granted in the United States.

ARGX-110

•                  Initiated the Phase 2 part of the Phase 1/2 proof-of-concept trial of ARGX-110 in combination with standard of care azacytidine in newly diagnosed, elderly acute myeloid leukemia (AML) and high-risk myelodysplastic syndromes (MDS) patients who are unfit for chemotherapy.  The Phase 2 part expects to enroll an initial 21 patients and use the selected ARGX-110 dose of 10 m/kg as determined from the dose-escalation part of the study.

•                  Given the potential of ARGX-110 in newly diagnosed AML patients based on early data from the Phase 1/2 proof-of-concept trial, we intend to prioritize the development of ARGX-110 in AML and MDS. We will complete the ongoing Phase 2 trial of ARGX-110 in cutaneous T-cell lymphoma (CTCL), but do not expect to devote resources to its further development in this indication.

Products in Preclinical Development:

ARGX-117

•                  Launched new pipeline candidate, ARGX-117, targeting complement cascade with therapeutic potential in autoantibody-mediated indications. ARGX-117 is a highly differentiated therapeutic antibody product candidate, equipped with the proprietary Fc engineering technology NHance®, that addresses a novel target in the complement cascade. With a potentially differentiated mechanism of action, ARGX-117 represents a broad pipeline opportunity across several autoantibody-mediated indications and may have a synergistic effect with lead autoimmune compound, efgartigimod.

Collaborations

•                  Achieved third preclinical milestone from collaboration with LEO Pharma, following approval of clinical trial application (CTA) filing for ARGX-112.

Corporate

•                  Appointed R. Keith Woods as Chief Operating Officer. In this role, Mr. Woods will be responsible for all aspects of early commercial planning for efgartigimod, if approved, including marketing, market access, program management and supply chain operations.

UPCOMING EXPECTED MILESTONES

•                  Report the full data of the Phase 1 healthy volunteer trial with the subcutaneous formulation of ARGX-113 during the second quarter of the year.

•                  Report interim data of the Phase 2 proof-of-concept trial in pemphigus vulgaris and topline data of the Phase 2 proof-of-concept trial for ARGX-113 in ITP  in the second half of 2018.

•                  Report the full data of the Phase 2 proof-of-concept trial for ARGX-113 in ITP at the American Society of Haematology (ASH) Annual Meeting.

•                  Progress ARGX-113 into Phase 3 clinical development in generalized MG before the end of the year.

•                  Report the full data of the AML Phase 1/2 and CTCL Phase 2 clinical trials of ARGX-110 at the ASH Annual Meeting.

KEY FIGURES (CONSOLIDATED)

in thousands of euros	Three months ended March 31, 2017 IAS 18	Three months ended March 31, 2018 IAS 18	Adjustments Adoption IFRS 15 (*)	Three months ended March 31, 2018 IFRS 15	Variance
Revenue	6,659	4,541	1,029	5,570	(1,089)
Other operating income	552	1,324		1,324	772
Total operating income	7,211	5,865	1,029	6,894	(317)
Research and development expenses	(12,196)	(15,046)	(100)	(15,146)	(2,950)
Selling, general and administrative expenses	(3,411)	(5,894)		(5,894)	(2,483)
Operating loss	(8,396)	(15,075)	929	(14,146)	(5,751)
Financial income/(expense)	(3)	481		481	484
Exchange gains/(losses)	(11)	(3,990)		(3,990)	(3,979)
Loss before taxes	(8,410)	(18,585)	929	(17,656)	(9,246)
Income tax income/(expense)	0	0		0	0
Loss for the year and total comprehensive loss	(8,410)	(18,585)	929	(17,656)	(9,246)

Net increase (decrease) in cash, cash-equivalents and current financial assets compared to year end 2016 and 2017	(11,752)	(13,197)		(13,197)
Cash, cash equivalents and current financial assets at the end of the period	84,977	346,577		346,577

(*) The Company has adopted IFRS 15 on January 1, 2018 using a modified retrospective approach. The impact of adopting IFRS 15 amounts to €0.9 million for the three months ended March 31, 2018.

DETAILS OF THE FINANCIAL RESULTS

Operating income reached €6.9 million for the three months ended March 31, 2018, compared to €7.2 million for the three months ended March 31, 2017. The decrease of €1.1 million in revenue resulted primarily from a decrease in revenue recognition linked to the forthcoming completion of the preclinical activities under our ongoing collaboration with LEO Pharma. Other operating income increased by €0.8 million, resulting mainly from (i) an increase in payroll tax rebates for employing certain research and development personnel and (ii) an increase in government grant income following the approval in March 2018 of a €2.5 million VLAIO grant to identify novel therapeutic antibodies.

For the three months ended March 31, 2018, research and development expenses totaled €15.1 million, compared to €12.2 million for the three months ended March 31, 2017. The increase of €2.9 million in research and development expenses in 2018 was principally related to (i) costs associated with a planned increase in research and development headcount and (ii) increased share-based compensation expense linked to the grant of stock options to our research and development employees (including an increase of €1.1 million of social security costs on stock options granted to certain Belgian and non-Belgian resident employees).

Selling, general and administrative expenses amounted to €5.9 million for the three months ended March 31, 2018, compared to €3.4 million for the three months ended March 31, 2017 (which included €1.3 million of expenses related to our U.S. initial public offering in May 2017). The increase in selling, general and administrative expenses in 2018 was principally due to an increase of €3.7 million of personnel expenses resulting from (i) an increase of €3.3 million in share-based compensation expense linked to the grant of stock options to our selling, general and administrative employees (including an increase of €1.5 million of social security costs on stock options granted to certain Belgian and non-Belgian resident employees) and (ii) an increase of €0.4 million for additional employees recruited to strengthen our selling, general and administrative activities.

For the three months ended March 31, 2018, financial income amounted to €0.5 million and related primarily to interest received on our cash, cash equivalents and current financial assets.

Exchange losses totaled €4.0 million on March 31, 2018, compared to €0.01 million on March 31, 2017. This increase is mainly attributable to unrealized exchange rate losses on our cash, cash equivalents and current financial assets position in U.S. dollars due to the unfavorable fluctuation of the EUR/USD exchange rate during the three months ended March 31, 2018.

For the three months ended March 31, 2018, we generated a total comprehensive loss of €17.7 million, compared to a total comprehensive loss of €8.4 million for the three months ended March 31, 2017.

On March 31, 2018, our cash, cash equivalents and current financial assets amounted to €346.6 million, compared to €359.8 million on December 31, 2017 and €85.0 million on March 31, 2017.

EXPECTED 2018 FINANCIAL CALENDAR:

•                  August 2, 2018: Half-year 2018 business update and financial results

•                  October 25, 2018: Q3 2017 business update and financial results

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates. www.argenx.com

For further information, please contact:

Joke Comijn, Corporate Communications & IR Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy; its financial condition, results of operation and business outlook; the sufficiency and the intended uses of its cash, cash equivalents and current financial assets, including investment in commercial capabilities; the timing of audited financial results; the momentum of its product candidate pipeline as well as the advancement of, and anticipated clinical development and regulatory milestones and plans related to, and data readouts for, argenx’s product candidates and preclinical studies and clinical trials; and interaction with regulators, including the potential approval of our current or future drug candidates. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.